SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of August 2003


                                Filtronic PLC
                (Translation of registrant's name into English)

       The Waterfront, Salts Mill Road, Saltaire, Shipley, BD18 3TT, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







For Release                                                    22 August 2003



                                  FILTRONIC PLC

                      BUYS IN $4.0M OF ITS 10% SENIOR NOTES


Filtronic plc ("Filtronic"), a leading global designer and manufacturer of customised microwave electronic subsystems, announces that it has bought in $4.0m of its 10% Senior Notes due 1 December 2005. These Notes will be cancelled leaving $90.0m of the Notes outstanding. Filtronic has now bought in and cancelled a total of $80.0m of the Notes, since 4 February 2002.


ENDS


For further information, please contact:


Filtronic plc - 01274 530622
Professor David, Rhodes Executive Chairman & CEO
John Samuel, Finance Director

Binns & Co PR Ltd - 020 7786 9600
Peter Binns/Paul McManus



Filtronic website: www.filtronic.com



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Filtronic PLC
                                            (Registrant)


                                            By: David Staddon
                                            Group Finance Controller


Date: 22nd August 2003